Exhibit 99.2

Ellomay Capital Ltd. and its
Subsidiaries

Unaudited Condensed
Consolidated Interim Financial
Statements

As at June 30, 2026

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Financial Statements

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Financial Position

		June 30,	December 31,	June 30,
		2026	2025	2026
				Convenience Translation
	Note	€ in thousands		into US$ in thousands*
Assets
Current assets:
Cash and cash equivalents		113,474	87,614	129,344
Short-term deposits		53,322	-	60,780
Restricted cash	4	590	656	673
Intangible asset from green certificates		602	29	686
Trade and revenue receivables	5	7,630	7,236	8,697
Other receivables	5	15,365	14,918	17,514
Derivatives	7	5,057	3,743	5,764
		196,040	114,196	223,458
Non-current assets
Investment in equity accounted investee	6A	-	59,542	-
Fixed assets	8	654,974	566,876	746,578
Right-of-use asset	13	48,380	44,386	55,146
Restricted cash and deposits	4	15,695	16,071	17,890
Deferred tax		9,652	11,914	11,002
Long term receivables	5	20,870	18,097	23,789
Derivatives	7	13,576	12,433	15,475
		763,147	729,319	869,880
Total assets		959,187	843,515	1,093,338

Liabilities and Equity
Current liabilities
Current maturities of long-term bank loans	6D	45,481	17,235	51,842
Current maturities of other long-term loans		6,124	3,666	6,980
Current maturities of debentures		55,702	39,803	63,492
Trade payables		11,792	6,719	13,441
Other payables	9	18,204	16,633	20,751
Derivatives	7	1,534	675	1,749
Current maturities of lease liabilities		950	844	1,083
Income tax payables		16,721	512	19,060
Warrants	7	2,062	5,929	2,350
		158,570	92,016	180,748
Non-current liabilities
Long-term lease liabilities	11	39,266	35,491	44,758
Long-term bank loans		298,808	272,388	340,599
Other long-term loans		60,688	58,457	69,176
Debentures		157,261	209,374	179,255
Deferred tax		3,478	3,170	3,964
Other long-term liabilities		7,833	6,179	8,928
Derivatives	7	967	1,300	1,102
		568,301	586,359	647,782
Total liabilities		726,871	678,375	828,530

Equity
Share capital		28,008	28,002	31,925
Share premium		96,757	96,585	110,289
Treasury shares		(1,736)	(1,736)	(1,979)
Transaction reserve with non-controlling interests		14,763	14,757	16,828
Reserves		24,377	16,674	27,787
Retained earnings (accumulated deficit)		48,198	(13,694)	54,939
Total equity attributed to shareholders of the Company		210,367	140,588	239,789
Non-controlling interest		21,949	24,552	25,019
Total equity		232,316	165,140	264,808
Total liabilities and equity		959,187	843,515	1,093,338

*	Convenience translation into US$ (exchange rate as at June 30, 2026: EUR 1 = US$ 1.14)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income or Loss

	For the six months ended June 30,		For the year ended December 31,	For the six months ended June 30,
	2026	2025	2025	2026
	€ in thousands (except per share amounts)			Convenience Translation into US$*

Revenues	21,084	20,136	42,827	24,033
Operating expenses	(9,848)	(9,206)	(19,408)	(11,225)
Depreciation and amortization expenses	(9,109)	(8,488)	(16,481)	(10,383)
Gross profit	2,127	2,442	6,938	2,425
Project development costs	(810)	(2,870)	(2,649)	(923)
General and administrative expenses	(4,942)	(3,384)	(6,369)	(5,633)
Other income	1,802	1,431	3,599	2,054
Operating profit (loss)	(1,823)	(2,381)	1,519	(2,077)
Financing income	1,428	7,051	2,876	1,628
Financing income in connection with derivatives and warrants, net	3,540	439	(3,917)	4,035
Financing expenses	(37,568)	(8,468)	(26,317)	(42,823)
Financing expenses, net	(32,600)	(978)	(27,358)	(37,160)
Loss before taxes on income	(34,423)	(3,359)	(25,839)	(39,237)
Tax benefit	9,376	1,771	2,528	10,687
Loss from continuing operations	(25,047)	(1,588)	(23,311)	(28,550)
Profit from discontinued operations (net of tax) (see Note 6A)	83,334	12	16,930	94,989
Profit (loss) for the period	58,287	(1,576)	(6,381)	66,439
Profit (loss) attributable to:
Owners of the Company	61,892	310	(2,133)	70,549
Non-controlling interests	(3,605)	(1,886)	(4,248)	(4,110)
Profit (loss) for the period	58,287	(1,576)	(6,381)	66,439
Other comprehensive income (loss) items that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	16,518	(9,048)	2,517	18,829
Foreign currency translation differences for foreign operations that were recognized in profit or loss	(9,225)	-	-	(10,515)
Effective portion of change in fair value of cash flow hedges	4,444	2,634	2,546	5,066
Net change in fair value of cash flow hedges transferred to profit or loss	(3,032)	(2,282)	(2,734)	(3,456)
Total other comprehensive income (loss)	8,705	(8,696)	2,329	9,924
Total other comprehensive income (loss) attributable to:
Owners of the Company	7,703	(8,855)	2,336	8,781
Non-controlling interests	1,002	159	(7)	1,143
Total other comprehensive income (loss)	8,705	(8,696)	2,329	9,924
Total comprehensive income (loss) for the period	66,992	(10,272)	(4,052)	76,363
Total comprehensive income (loss) for the period attributable to:
Owners of the Company	69,595	(8,545)	203	79,330
Non-controlling interests	(2,603)	(1,727)	(4,255)	(2,967)
Total comprehensive income (loss) for the period	66,992	(10,272)	(4,052)	76,363

Basic profit (loss) per share	4.49	0.02	(0.16)	5.12
Diluted profit (loss) per share	4.47	0.02	(0.16)	5.10
Basic profit (loss) per share from continuing operations	(1.56)	0.02	(1.44)	(1.77)
Diluted profit (loss) per share from continuing operations	(1.55)	0.02	(1.44)	(1.77)
Basic profit per share from discontinued operation	6.05	-	1.28	6.89
Diluted profit per share from discontinued operation	6.02	-	1.28	6.86

*	Convenience translation into US$ (exchange rate as at June 30, 2026: EUR 1 = US$ 1.14)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

			Attributable to shareholders of the Company
	Share capital	Share premium	Retained earnings (accumulated deficit)	Treasury shares	Translation reserve from foreign operations	Hedging reserve	Transaction reserve with non-controlling interests	Total	Non- controlling interests	Total Equity
	€ in thousands
For the six months ended June 30, 2026:
Balance as at January 1, 2026	28,002	96,585	(13,694)	(1,736)	10,935	5,739	14,757	140,588	24,552	165,140
Profit (loss) for the period	-	-	61,892	-	-	-	-	61,892	(3,605)	58,287
Other comprehensive income (loss) for the period	-	-	-	-	6,995	708	-	7,703	1,002	8,705
Total comprehensive income (loss) for the period	-	-	61,892	-	6,995	708	-	69,595	(2,603)	66,992
Transactions with owners of the Company, recognized directly in equity:
Proceeds from transactions with non-controlling interests	-	-	-	-	-	-	6	6	-	6
Options exercise	6	18	-	-	-	-	-	24	-	24
Share-based payments	-	154	-	-	-	-	-	154	-	154
Balance as at June 30, 2026	28,008	96,757	48,198	(1,736)	17,930	6,447	14,763	210,367	21,949	232,316

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging reserve	Transaction reserve with non-controlling interests	Total	Non- controlling interests	Total Equity
	€ in thousands
For the six months ended June 30, 2025:
Balance as at January 1, 2025	25,613	86,271	(11,561)	(1,736)	8,446	5,892	5,697	118,622	10,663	129,285
Profit (loss) for the period	-	-	310	-	-	-	-	310	(1,886)	(1,576)
Other comprehensive income (loss) for the period	-	-	-	-	(8,900)	45	-	(8,855)	159	(8,696)
Total comprehensive income (loss) for the period	-	-	310	-	(8,900)	45	-	(8,545)	(1,727)	(10,272)
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries from non-controlling interests (see Note 1B)	-	-	-	-	-	-	9,060	9,060	16,996	26,056
Issuance of capital note to non-controlling interest	-	-	-	-	-	-	-	-	1,148	1,148
Share-based payments	-	4	-	-	-	-	-	4	-	4
Balance as at June 30, 2025	25,613	86,275	(11,251)	(1,736)	(454)	5,937	14,757	119,141	27,080	146,221

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging reserve	Transaction reserve with non-controlling interests	Total	Non- controlling interests	Total Equity
	€ in thousands
For the year ended December 31, 2025 (audited):
Balance as at January 1, 2025	25,613	86,271	(11,561)	(1,736)	8,446	5,892	5,697	118,622	10,663	129,285
Loss for the year	-	-	(2,133)	-	-	–	-	(2,133)	(4,248)	(6,381)
Other comprehensive income (loss) for the year	-	-	-	-	2,489	(153)	-	2,336	(7)	2,329
Total comprehensive income (loss) for the year	-	-	(2,133)	-	2,489	(153)	-	203	(4,255)	(4,052)
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	9,060	9,060	16,997	26,057
Options exercise	7	17	-	-	-	-	-	24	-	24
Issuance of ordinary shares	2,382	10,281	-	-	-	-	-	12,663	-	12,663
Issuance of capital note to non-controlling interests	-	-	-	-	-	-	-	-	1,147	1,147
Share-based payments	-	16	-	-	-	-	-	16	-	16
Balance as at December 31, 2025	28,002	96,585	(13,694)	(1,736)	10,935	5,739	14,757	140,588	24,552	165,140

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share capital	Share premium	Retained earnings (accumulated deficit)	Treasury shares	Translation reserve from foreign operations	Hedging reserve	Transaction reserve with non-controlling interests	Total	Non- controlling interests	Total Equity
	Convenience translation into US$*
For the six months ended June 30, 2026:
Balance as at January 1, 2026	31,918	110,092	(15,610)	(1,979)	12,464	6,542	16,821	160,248	27,986	188,234
Profit (loss) for the period	-	-	70,549	-	-	-	-	70,549	(4,110)	66,439
Other comprehensive income (loss) for the period	-	-	-	-	7,974	807	-	8,781	1,143	9,924
Total comprehensive income (loss) for the period	-	-	70,549	-	7,974	807	-	79,330	(2,967)	76,363
Transactions with owners of the Company, recognized directly in equity:
Proceeds from transactions with non-controlling interests	-	-	-	-	-	-	7	7	-	7
Options exercise	7	21	-	-	-	-	-	28	-	28
Share-based payments	-	176	-	-	-	-	-	176	-	176
Balance as at June 30, 2026	31,925	110,289	54,939	(1,979)	20,438	7,349	16,828	239,789	25,019	264,808

*	Convenience translation into US$ (exchange rate as at June 30, 2026: EUR 1 = US$ 1.14)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Cash Flows

	For the six months ended June 30,		For the year ended December 31,	For the six months ended June 30,
	2026	2025	2025	2026
	€ in thousands			Convenience Translation into US$*
Cash flows from operating activities
Profit (loss) for the period	58,287	(1,576)	(6,381)	66,439
Adjustments for:
Financing expenses, net	32,600	978	27,358	37,160
Profit from settlement of derivatives contract	-	-	424	-
Depreciation and amortization expenses	9,109	8,488	16,481	10,383
Share-based payment transactions	154	4	16	176
Loss on early redemption of debentures	(1,224)	-	-	(1,395)
Profit from discontinued operations	(110,804)	-	-	(126,301)
Share of profit of equity accounted investee	(298)	(12)	(16,930)	(340)
Taxes on income in connection with the sale of an equity accounted investee	27,785	-	-	31,671
Change in trade receivables and other receivables	(2,295)	7,385	5,883	(2,616)
Change in other assets	(196)	(1,002)	(713)	(224)
Change in trade payables	(80)	2,678	551	(91)
Change in other payables	1,003	(4,810)	(5,832)	1,143
Tax benefit	(9,376)	(1,771)	(2,528)	(10,687)
Income taxes paid	(500)	(27)	(583)	(571)
Interest received	1,325	1,344	2,160	1,510
Interest paid	(9,231)	(6,626)	(17,470)	(10,522)
Net cash provided by (used in) operating activities	(3,741)	5,053	2,436	(4,265)
Cash flows from investing activities
Acquisition of fixed assets	(66,408)	(36,930)	(97,828)	(75,696)
Interest paid capitalized to fixed assets	(1,806)	(1,827)	(4,052)	(2,059)
Proceeds from a sale of an equity accounted investee	167,503	-	-	190,930
Advances on account of investments	-	-	547	-
Proceeds from (investment in) restricted cash, net	2,131	(9,166)	1,584	2,429
Investment in short-term deposits, net	(55,025)	-	-	(62,721)
Net cash provided by (used in) investing activities	46,395	(47,923)	(99,749)	52,883
Cash flows from financing activities
Issuance of warrants	-	475	475	-
Cost associated with long term loans	(1,332)	(1,057)	(4,575)	(1,518)
Proceeds from issuance of shares	-	-	12,663	-
Options exercise	24	-	-	27
Sale of shares in subsidiaries to non-controlling interests	6	20,852	-	7
Proceeds from minority partners in the Italian solar portfolio	-	-	51,458	-
Payment of principal of lease liabilities	(541)	(452)	(1,548)	(617)
Proceeds from short-term loans	24,338	17,434	-	27,742
Proceeds from long-term loans	43,852	465	51,681	49,985
Repayment of long-term loans	(25,537)	(6,753)	(35,414)	(29,109)
Repayment of debentures	(63,941)	(35,691)	(35,691)	(72,884)
Proceeds from issuance of debentures, net	-	56,729	91,181	-
Proceeds from the sale of tax credits	3,980	-	10,160	4,537
Proceeds from exercise of warrants	-	-	24	-
Net cash provided by (used in) financing activities	(19,151)	52,002	140,414	(21,830)

Effect of exchange rate fluctuations on cash and cash equivalents	2,357	(3,766)	3,379	2,687
Increase in cash and cash equivalents	25,860	5,366	46,480	29,475
Cash and cash equivalents at the beginning of the period	87,614	41,134	41,134	99,869
Cash and cash equivalents at the end of the period	113,474	46,500	87,614	129,344

*	Convenience translation into US$ (exchange rate as at June 30, 2026: EUR 1 = US$ 1.14)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1 - General

Ellomay Capital Ltd. (the “Company”) is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”.

Since 2009, the Company focuses its business in the renewable energy and power sectors in Europe, USA and Israel. To date, the Company has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and the USA.

As of June 30, 2026, the Company owns:

●	Approximately 335.9 MW of operating solar power plants (“Solar Plants”) in Spain (including a 300 MW solar plant in owned by Talasol Solar S.L., which is 51% owned by the Company) and 51% of approximately 38 MW of operating solar power plants in Italy;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel (the “Manara PSP”);

●	51% of solar projects in Italy with an aggregate capacity of 160 MW that are under construction;

●	Solar projects in Italy with an aggregate capacity of 210 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 38 MW that are connected to the grid, 11 MW that are currently in the test run phase prior to commercial operation and 14 MW that are under construction.

The address of the Company’s registered office is 18 Rothschild Blvd., Tel Aviv, Israel.

Material events in the reporting period

A.	Sale of the Company’s Indirect Holdings in Dorad Energy Ltd.

In May 2026, Ellomay Clean Energy LP (“Ellomay Energy LP”), a limited partnership wholly-owned by the Company, sold its holdings in Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”) to Amos Luzon Entrepreneurship and Energy Group Ltd. (the “Luzon Group”). Prior to such sale, the Company indirectly held (through Ellomay Clean Energy LP), 50% of the issued and outstanding shares of Ellomay Luzon Energy. Ellomay Luzon Energy’s main asset is its holding of 33.75% of Dorad Energy Ltd. (“Dorad”). The consideration received in connection with the sale of the Ellomay Luzon Energy holdings was based on a Dorad valuation of NIS 4.4 billion (i.e. a valuation of NIS 742.5 million for the Company’s indirect holdings in Dorad). Upon consummation of the sale, the consideration received by the Company (net of 50% of Ellomay Luzon Energy’s net debt (outstanding bank loans minus cash and cash equivalents) in an amount of approximately NIS 182.7 million), was approximately NIS 559.8 million (approximately €167.5 million). For further information concerning the sale see Note 6A.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1 - General (cont’d)

B.	Impact of War in Israel

On February 28, 2026, Israel and the United States commenced a large-scale military campaign against Iran and on March 2, 2026, Hezbollah formally joined the war against Israel, attacking mainly northern Israel with rockets and missiles. During April 2026, a temporary ceasefire was agreed between Iran and Israel and the United States and thereafter (on April 17, 2026) a temporary ceasefire between Israel and Lebanon, however fighting has since resumed in southern Lebanon and mainly northern Israel. Due to the ongoing hostilities in the area of the Manara PSP, works on the upper and lower reservoir have stopped, however tunneling works continued as planned. As of the reporting date, work is proceeding in a regular manner across the entire site. However, should the fighting in Lebanon intensify or the security situation in northern Israel deteriorate, additional delays may occur. There is regulatory protection for the senior debt (principal and interest) and for the developer’s expenses under financing-support standards, subject to the approval of the Israeli Electricity Authority. The Company’s management is in contact with the contractor, with the financing consortium, and with the Israeli Electricity Authority with the aim of advancing approval of a compensation framework for the Manara PSP. The discussions are at advanced stages, but at this point there is no certainty regarding the timing of approval of the compensation framework or the type of framework that will be approved.

Note 2 - Basis of Preparation and Significant Accounting Policies

The accounting policies applied by the Company in these condensed consolidated unaudited interim financial statements are the same as those applied by the Company in its annual financial statements for 2025.

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the Company’s financial statements as at and for the year ended December 31, 2025 (hereinafter – “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue on August 18, 2026.

B.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to exercise judgment when making assessments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those that applied to the annual financial statements.

Change in Accounting Estimate – Utilization of excess unrecognized financing expenses carried forward to subsequent years

The Company’s 51% indirectly owned subsidiary in Spain, Talasol Solar S.L, recognizes a tax asset for the excess financing expenses available for future utilization, to the extent it is probable that sufficient future taxable income will be available for such utilization. During the reporting period, the Company updated its financial forecasts.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation and Significant Accounting Policies (cont’d)

B.	Use of estimates and judgments (cont’d)

Following this update, the Company revised its estimate regarding the timing and extent of expected utilization of the excess financing expenses. The change in estimate has been accounted for prospectively, in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), resulting in a decrease approximately €2.4 million to the amount recognized in respect of the deferred tax asset related to the utilization of the excess financing expenses, based on the updated forecasts.

Note 3 - Seasonality

Solar power production has a seasonal cycle due to its dependency on direct and indirect sunlight and the effect the amount of sunlight has on the output of energy produced. Thus, low radiation levels during the winter months decrease power production.

Note 4 - Restricted Cash and Deposits

	June 30, 2026	December 31, 2025
	€ in thousands

Short-term restricted cash	590	656

Restricted cash and bank deposits, long-term (1)	15,695	16,071

(1)	Deposits used to secure obligations towards the Israeli Electricity Authority for the license for the pumped-storage project in the Manara Cliff in Israel and to secure obligations under loan agreements.

Note 5 - Trade and Other Receivables

	June 30, 2026	December 31, 2025
	€ in thousands
Current Assets - Trade and Revenue receivables:
Trade receivable	1,434	958
Income receivable	6,196	6,278
	7,630	7,236
Current Assets - Other receivables:
Government authorities	10,828	8,496
Interest receivable	254	154
Advance tax payment	695	503
Inventory	244	583
Insurance receivable	-	604
Prepaid expenses and other	3,344	4,578
	15,365	14,918
Non-current Assets - Long term receivables:
Prepaid expenses associated with long-term loans	18,832	16,245
Annual rent deposits	719	571
Loans to others	601	545
Other deposits	718	736
	20,870	18,097

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6 - Investee Companies and Other Investments

Information about investee companies and other investments

A.	Ellomay Luzon Energy and Dorad-

Since November 2010, the Company indirectly (through Ellomay Energy LP), held 50% of Ellomay Luzon Energy. As of December 31, 2025, Ellomay Luzon Energy held 33.75% of Dorad, which owns an approximate 850 MWp dual-fuel operated power plant in the vicinity of Ashkelon, Israel (the “Dorad Power Plant”). Dorad holds production and supply licenses, both expiring in May 2034 and commenced commercial operation in May 2014. The Company’s investment in Ellomay Luzon Energy was accounted for under the equity method.

On March 27, 2026, Ellomay Energy LP and the Luzon Group entered into a share purchase agreement (the “Ellomay Luzon Energy SPA”), following a separation process initiated pursuant to the Ellomay Luzon Energy shareholders’ agreement. Pursuant to the Ellomay Luzon Energy SPA, the Luzon Group will acquire the Ellomay Luzon Energy shares indirectly held by the Company based on a Dorad valuation of NIS 4.4 billion (i.e. a valuation of NIS 742.5 million for the Company’s indirect holdings in Dorad), subject to the fulfillment of customary conditions to closing including the receipt of approvals from the Israeli Electricity Authority, the Israeli Competition Authority and Ellomay Luzon Energy’s lenders, all to the extent required. The sale of the shares was consummated in May 2026. Upon consummation of the sale, the consideration received by the Company (net of 50% of Ellomay Luzon Energy’s net debt (outstanding bank loans minus cash and cash equivalents) in an amount of approximately NIS 182.7 million), was approximately NIS 559.8 million (approximately €167.5 million).

As a result of the sale, the Company’s share of profits of Ellomay Luzon Energy, which was an equity accounted investee, after elimination of intercompany transactions, was presented as discontinued operations and results from prior periods were adjusted accordingly. The Company’s share of profits in the amount of approximately €0.3 million was recognized up to the date of signing of the share purchase agreement on March 27, 2026 and presented as discontinued operations.

In connection with such sale, the Company recorded a gain of approximately €110.8 million and an income tax expense of approximately €27.8 million. In addition, the sale resulted in the recognition of a tax benefit of €11.8 million, in connection with the utilization of current and carryforward losses. The net gain from the sale, net of the effect of taxes, amounted to approximately €94.8 million. The gain of approximately €110.8 million, net of the related income tax expense of approximately €27.8 million resulted in a recognition of profit from discontinued operations of approximately €83 million.

In preparation for the separation process, the Company agreed with The Phoenix Insurance Company and The Phoenix Pension and Provident Fund Ltd., both Israeli institutional investors, that they will assist the Company in financing the acquisition of Ellomay Luzon Energy’s shares in the event the separation process will result in the Company buying the Ellomay Luzon Energy shares from the Luzon Group. In consideration for their agreement to provide such financing, the Company agreed to pay such entities (in a division of 40.72% and 59.28%, respectively) an amount in cash that equals the difference between the five-day average of the closing price of the Company’s ordinary shares on the Tel Aviv Stock Exchange and NIS 76 (subject to certain customary adjustments), multiplied by up to an aggregate of 263,158. Each Phoenix entity can choose to request such cash payment, in whole or in part, until April 27, 2027. The instrument is measured at fair value, and as of June 30, 2026, a current liability of approximately €0.9 million was recorded in the books, against financing expenses.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6 - Investee Companies and Other Investments (cont’d)

Information about investee companies and other investments (cont’d)

B.	Development of Solar Plants in Texas, USA –

Two projects with a capacity of approximately 14 MW each have reached “ready to build” status in May 2026.

Through the agreement to transfer Investment Tax Credits (ITCs) executed in September 2024 by Ellomay USA Inc., the Company’s indirectly wholly-owned subsidiary which owns the US project companies, the Company received approximately $4.7 million (approximately €4.1 million) from the sale of ITCs in February 2026. For more information see Note 12D to the annual financial statements.

C.	Development of Solar Projects in Italy –

In connection with the Framework Agreement executed in December 2019 and further detailed in Note 6.C to the annual financial statements, one solar plant with a capacity of approximately 17.7 MW has reached “ready to build” status in March 2026.

D.	Pumped-storage project in the Manara Cliff in Israel (“Manara PSP”) –

In June 2026, Ellomay Manara obtained a short-term bridge loan from its financing bank in the amount of NIS 70 million plus VAT, backed by a guarantee issued by the parent company of the contractor of the Manara PSP. This short-term loan is expected to be replaced by a two-year financing facility to be provided by Manara PSP’s financing consortium. Refinancing of such two-year facility on a long-term basis will be subject to approval by the Israeli Electricity Authority of compensation for damages incurred by the contractor in connection with the war in Israel, in an amount at least equal to such facility.

Note 7 - Financial Instruments

Fair value

(1)	Financial instruments - the composition of the derivatives

	June 30, 2026	December 31, 2025
	€ in thousands
Derivatives presented under current assets
Swap contracts	150	110
Financial power swap	4,907	3,633
	5,057	3,743

Derivatives presented under non-current assets
Swap contracts	730	844
Financial power swap	12,846	11,589
	13,576	12,433

Derivatives presented under current liabilities
Swap contracts	(33)	(85)
Financial power swap	(1,501)	(590)
	(1,534)	(675)

Derivatives presented under non-current liabilities
Financial power swap	(967)	(1,300)
	(967)	(1,300)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 7 - Financial Instruments (cont’d)

Fair value (cont’d)

(2)	Fair values versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables, other short-term investments, deposits, derivatives, bank overdraft, short-term loans and borrowings, trade payables and other payables are the same or proximate to their fair value.

The fair values of the other financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	June 30, 2026
	Carrying	Fair value			Valuation techniques for determining	Inputs used to determine
	amount	Level 1	Level 2	Level 3	fair value	fair value
	€ in thousands
Non-current liabilities:
Debentures	212,963	218,907	-	-		Market price
Loans from banks and others (including current maturities)	411,101	-	346,956	-	Discounting future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2%-2.5% with a zero floor; Euribor+ 5.27%; fixed rate for several years 3.1%-6% Linkage to Euribor; 2.75%-4.78% and 7% Linkage to Consumer price index in Israel; floating interest rate based on the USA Bank Rate minus a spread of 0.75%; floating interest rate based on the Bank of Israel Rate plus a spread of 4.35%; fixed rate of 2.58%-5.5%
	624,064	218,907	346,956	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 7 - Financial Instruments (cont’d)

(3)	Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value on the temporal basis using valuation methodology in accordance with hierarchy fair value levels. The various levels are defined as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical instruments.

●	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

●	Level 3: inputs that are not based on observable market data (unobservable inputs).

	June 30, 2026
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	€ in thousands				determining fair value
Warrants	(1,548)	-	(514)	(2,062)	Fair value is measured using the Binomial Option Pricing Model.
Swap contracts	-	847	-	847	Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.
Financial power swap	-	-	17,753	17,753	Fair value is measured by discounting the future fixed and assessed cash flows, over the period of the contract and using market interest rates appropriate for similar instruments. The value is adjusted for the parties’ credit risks.
Financial power swap	-	-	(2,468)	(2,468)	Fair value is measured by discounting the future fixed and assessed cash flows, over the period of the contract and using market interest rates appropriate for similar instruments. The value is adjusted for the parties’ credit risks.

There have been no transfers from one Level to another Level during the six months ended June 30, 2026.

(4)	Level 3 financial instruments carried at fair value

The table hereunder presents a reconciliation from the beginning balance to the ending balance of financial instruments carried at fair value in level 3 of the fair value hierarchy:

	Financial assets	Financial liability
	Financial power swap
	€ in thousands

Balance as at December 31, 2025	15,222	(1,890)

Total income recognized in profit or loss	(3,336)	306

Total income recognized in other comprehensive income	5,867	(884)

Balance as at June 30, 2026	17,753	(2,468)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 8 - Fixed assets

				Office
	Solar	Pumped	Biogas	furniture and
	plants	storage	plants	equipment	Total
	€ in thousands
Cost
Balance as at January 1, 2026	435,286	175,737	40,606	489	652,118
Additions	45,528	31,149	294	9	76,980
Effect of changes in exchange rates	2,008	17,866	-	-	19,874
Balance as at June 30, 2026	482,822	224,752	40,900	498	748,972

Balance as at January 1, 2025	351,414	160,844	39,643	359	552,260
Additions	91,314	12,815	963	130	105,222
Effect of changes in exchange rates	(7,442)	2,078	-	-	(5,364)
Balance as at December 31, 2025	435,286	175,737	40,606	489	652,118

Depreciation
Balance as at January 1, 2026	69,315	-	15,636	291	85,242
Depreciation for the period	8,140	-	529	51	8,720
Effect of changes in exchange rates	36	-	-	-	36
Balance as at June 30, 2026	77,491	-	16,165	342	93,998

Balance as at January 1, 2025	54,715	-	14,592	206	69,513
Depreciation for the year	14,654	-	1,044	85	15,783
Effect of changes in exchange rates	(54)	-	-	-	(54)
Balance as at December 31, 2025	69,315	-	15,636	291	85,242

Carrying amounts
As at June 30, 2026	405,331	224,752	24,735	156	654,974
As at December 31, 2025	365,971	175,737	24,970	198	566,876

Acquisition of fixed assets on credit

As of June 30, 2026, the Company acquired fixed assets on credit in the amount of €5,115 thousand. The cost of acquisition had not yet been paid at the reporting date.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 9 - Other Payables

	June 30,	December 31
	2026	2025
	€ in thousands
Employees and payroll accruals	799	562
Provision for Legal Claims	53	53
Government authorities	384	279
Deferred revenues	3,505	2,045
Accrued expenses connected to Manara PSP	5,759	4,852
Accrued interest on Debentures	1,343	2,093
Other accrued expenses	6,361	6,749
	18,204	16,633

Note 10 - Debentures

A.	Update to Terms of Debentures

In connection with a change in control of the Company in March 2026, and following discussions with the holders of the Company’s Debentures, on March 31, 2026 the holders of the Company’s Debentures approved certain amendments to the deeds of trust governing the Company’s Debentures.

The amendments included: (i) an amendment to the immediate repayment cause in connection with a change in control of the Company replacing the Company’s previous controlling shareholders with Nofar and Mr. Ofer Yanay, (ii) an increase in the annual interest rate commencing June 4, 2026 (for Series E - from 6.05% to 6.15%, for Series F - from 5.5% to 5.75% (this increase will be eliminated in the event, and for as long as, the Series F Debentures are rated above Baa1.il (or an equivalent rating)) and for Series G - from 6.34% to 6.59%, and (iii) decreases in the annual interest rate spread added to the Government Debenture Yield (as defined in the deed of trust governing the debentures) used to calculate the amount due to the holders of debentures in the event of an early redemption initiated by the Company (from 1.25% to 1% for series E; from 1.75% to 1.3% for Series F; and from 1.5% to 1.3% for Series G, all commencing June 4, 2026). In addition, the Company approached the Israeli court in a petition to decrease the conversion price of the Series D Convertible Debentures form NIS 165 per ordinary share to NIS 75.95 per ordinary share. The petition was approved on August 14, 2026.

As of June 30, 2026, the financial covenants under the Company’s outstanding Debentures were met.

B.	Early Repayment of Series E Secured Debentures

The Company’s Series E Secured Debentures were secured by a pledge on the shares of Ellomay Luzon Energy held by Ellomay Energy LP and on related capital notes and shareholder loans. Following the sale of the Ellomay Luzon Energy shares, on May 24, 2026 the Company repaid all outstanding Series E Secured Debentures in full.

Pursuant to the terms of the deed of trust governing the Series E Secured Debentures, the repayment amount was the sum of approximately NIS 165 million (approximately €48.2 million) in principal, accrued interest in the amount of approximately NIS 1.5 million (approximately €0.4 million) and a prepayment fee of approximately NIS 3.5 million (approximately €1.2 million), amounting to an aggregate repayment amount of approximately NIS 170 million (approximately €49.7 million). Following the Early Repayment, the Series E Secured Debentures will be fully repaid and delisted from the Tel Aviv Stock Exchange.

Note 11 - Transactions and Balances with Related Parties

In connection with the separation process held with respect to Ellomay Luzon Energy (see Note 6A), each party deposited a bank guarantee or cash in the amount of NIS 72 million (approximately €19.2 million) in escrow. In connection with this requirement, on March 26, 2026, the Company received a short-term loan from O.Y. Nofar Energy Ltd. (“Nofar”), the Company’s principal shareholder in an amount of NIS 47.5 million (approximately €12.7 million) at a risk-free interest rate (the interest rate of Israeli governmental bonds with similar repayment terms). Following consummation of the sale and the release of the funds from escrow, the loan to Nofar was repaid on June 1, 2026.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 12 - Operating Segments

The basis of segmentation and the measurement basis for the segment profit or loss are the same as that presented in Note 22 regarding operating segments in the annual financial statements. Segment assets consist of current assets, fixed assets and intangible assets, as included in reports provided regularly to the chief operating decision maker.

		Spain				Netherlands	Israel
	Italy Solar	Subsidized Solar Plants	28 MW Solar	Talasol Solar	USA Solar	Biogas	Dorad[1]	Manara Pumped Storage	Total reportable segments	Reconciliations	Total consolidated
	For the six months ended June 30, 2026
	€ in thousands

Revenues	2,282	1,222	394	8,339	717	8,130	15,195	-	36,279	(15,195)	21,084
Operating expenses	(391)	(214)	(285)	(1,959)	(156)	(6,842)	(11,732)	-	(21,579)	11,731	(9,848)
Depreciation expenses	(974)	(491)	(476)	(5,798)	(866)	(453)	(1,454)	-	(10,512)	1,403	(9,109)
Gross profit (loss)	917	517	(367)	582	(305)	835	2,009	-	4,188	(2,061)	2,127

Project development costs											(810)
General and administrative expenses											(4,942)
Other income, net											1,802

Operating profit (loss)											(1,823)
Financing income											1,428
Financing income in connection
with derivatives and warrants, net											3,540
Financing expenses											(37,568)
Loss before taxes on income from continuing operations											(34,423)

Profit from discontinued operation (net of tax) [1]											83,334

Segment assets as at June 30, 2026	205,207	12,340	18,182	204,448	93,417	32,930	-	259,495	826,019	133,168	959,187

[1]	As a result of the sale of the Company’s indirect holdings in Ellomay Luzon Energy, the Company’s share of profits of Dorad was recognized only up to the date of signing of the sale agreement and presented as discontinued operations.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 12 - Operating Segments (cont’d)

		Spain				Netherlands	Israel
	Italy Solar	Subsidized Solar Plants	28 MW Solar	Talasol Solar	USA Solar	Biogas	Dorad[1]	Manara Pumped Storage	Total reportable segments	Reconciliations	Total consolidated
	For the six months ended June 30, 2025
	€ in thousands

Revenues	2,557	1,489	627	8,392	125	6,945	28,086	-	48,221	(28,085)	20,136
Operating expenses	(231)	(212)	(295)	(2,270)	(41)	(6,157)	(22,047)	-	(31,253)	22,047	(9,206)
Depreciation expenses	(451)	(458)	(505)	(5,679)	-	(1,359)	(2,454)	-	(10,906)	2,418	(8,488)
Gross profit (loss)	1,875	819	(173)	443	84	(571)	3,585	-	6,062	(3,620)	2,442

Project development costs											(2,870)
General and administrative expenses											(3,384)
Other income, net											1,431

Operating profit (loss)											(2,381)
Financing income											7,051
Financing income in connection
with derivatives and warrants, net											439
Financing expenses											(8,468)
Loss before taxes on income from continuing operations											(3,359)

Profit from discontinued operation (net of tax) [2]											12

Segment assets as at June 30, 2025	99,231	12,712	18,668	215,216	60,026	31,564	104,648	184,393	726,458	2,856	729,314

[1]	As a result of the sale of the Company’s indirect holdings in Ellomay Luzon Energy, the Company’s share of profits of Dorad was presented as discontinued operations.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 12 - Operating Segments (cont’d)

		Spain				Netherlands	Israel
	Italy Solar	Subsidized Solar Plants	28 MW Solar	Talasol Solar	USA Solar	Biogas	Dorad[1]	Manara Pumped Storage	Total reportable segments	Reconciliations	Total consolidated
	For the year ended December 31, 2025
	€ in thousands

Revenues	4,998	3,127	1,462	17,364	857	15,019	64,019	-	106,846	(64,019)	42,827
Operating expenses	(541)	(537)	(338)	(4,765)	(190)	(12,777)	(48,448)	-	(67,596)	48,188	(19,408)
Depreciation and amortization expenses	(1,286)	(921)	(1,010)	(11,383)	(755)	(1,044)	(5,403)	-	(21,802)	5,321	(16,481)
Gross profit (loss)	3,171	1,669	114	1,216	(88)	1,198	10,168	-	17,448	(10,510)	6,938

Project development costs											(2,649)
General and administrative expenses											(6,369)
Other income, net											3,599
Operating profit											1,519
Financing income											2,876
Financing expense in connection with derivatives and warrants, net											(3,917)
Financing expenses, net											(26,317)
Profit before taxes on income from continuing operations											(25,839)

Profit from discontinued operation (net of tax) [1]											16,930

Segment assets as at December 31, 2025	178,687	12,760	18,185	210,494	72,959	32,019	107,260	201,062	833,426	10,089	843,515

[1]	As a result of the sale of the Company’s indirect holdings in Ellomay Luzon Energy, the Company’s share of profits of Dorad was presented as discontinued operations.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 13 - Leases

1.	Right-of-use assets

		Spain			Israel
	Italy	Subsidized Solar Plants	28 MW Solar	Talasol Solar	Pumped Storage	USA	Total
	€ in thousands
Cost

Balance as at January 1, 2026	22,656	889	1,387	7,252	9,362	2,840	44,386
Additions	1,312	14	35	-	59	2,478	3,898
Depreciation for the period	(393)	(48)	(23)	(246)	(250)	(54)	(1,014)
Effect of changes in exchange rates	-	-	-	-	962	148	1,110
Balance as at June 30, 2026	23,575	855	1,399	7,006	10,133	5,412	48,380

2.	Lease liability

Maturity analysis of the Company’s lease liabilities

June 30, 2026
€ in thousands
Less than one year	950
One to five years	4,451
More than five years	34,815
Total	40,216

Current maturities of lease liability	950

Long-term lease liability	39,266